Exhibit 99.2

Crown LNG Announces Receipt of Nasdaq Notification Regarding Nasdaq Listing Rule 5550

LONDON, September 17, 2024 (GLOBE NEWSWIRE) -- Crown LNG Holdings Limited (“Crown” or “Crown LNG”), a leading provider of LNG liquefaction and regasification terminal technologies for harsh weather locations, today announced that on September 3, 2024, the Company received a notification letter (the “Notification Letter”) from the Listings Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) regarding a failure to meet Nasdaq’s minimum bid price requirements. The Notification Letter advised that for the last 30 consecutive business the minimum closing bid price per share for the Company’s common stock was below the $1.00 per share requirement for continued listing under Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

The Notification Letter has no immediate effect on the listing or trading of the Company’s common stock on the Nasdaq Capital Market.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until March 3, 2025 (the “Compliance Period”), to regain compliance with the Bid Price Rule. If at any time during the Compliance Period, the closing bid price per share of the Company’s common stock is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed, unless the Staff exercises its discretion to extend this 10 day period pursuant to Nasdaq Listing Rule 5810(c)(3)(H).

In the event the Company does not regain compliance by March 3, 2025, the Company may be eligible for an additional 180 calendar day period to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to the expiration of the second compliance period.

The Company intends to monitor the closing bid price of its common stock and may, if appropriate, consider available options to regain compliance with the Bid Price Rule, which could include effecting a reverse stock split. However, there can be no assurance that the Company will be able to regain compliance with the Bid Price Rule.

About Crown LNG Holdings Limited

Crown LNG is a leading provider of offshore LNG liquefaction and regasification terminal infrastructure solutions for harsh weather locations, which represent a significant addressable market for bottom-fixed, gravity based (“GBS”) liquefaction and floating storage regasification units, as well as associated green and blue hydrogen, ammonia and power projects. Through this approach, Crown aims to provide lower carbon sources of energy securely to under-served markets across the globe. Visit www.crownlng.com/investors for more information.

Contacts

For Crown LNG

Investors

Caldwell Bailey

ICR, Inc.

CrownLNGIR@icrinc.com

Media

Zach Gorin

ICR, Inc.

CrownLNGPR@icrinc.com